Snow Lake Provides Corporate Update

Winnipeg, Manitoba, Canada, December 20, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq:LITM) ("Snow Lake"), a uranium exploration company, announces a corporate update regarding its portfolio of clean energy mineral projects.

Highlights

  Public offering of approximately US$6.45 million successfully completed
  Snow Lake fully funded for 2025 exploration programs on its two uranium projects
  Engo Valley Uranium Project Phase 1 drill program now complete
  Engo Valley Phase 2 drill program set to begin in early 2025
  Initial field season completed at Black Lake Uranium Project
  Winter drill campaign at Snow Lake will be completed by the end of December 2024

"We are very pleased with the steady progress made to date with our exploration programs on our Engo Valley and Black Lake uranium projects," commented Frank Wheatley, CEO of Snow Lake.  "With a successful public offering behind us, we are now planning our exploration programs for 2025, with our primary focus on our Engo Valley and Black Lake uranium projects."

Engo Valley Phase 1 Drill Program

The Phase 1 drill program at Engo Valley is now complete.  The purpose of the Phase 1 program was to twin the historical drill holes completed by Gencor in the 1970's and to begin an in-fill drill program between the historical drill holes.  A total of 20 reverse circulation holes were completed for a total of 1,500 meters.  Assay results are pending.

A downhole gamma spectrometer probe was inserted in each drill hole, which confirmed both the existence of uranium mineralization and elevated radioactivity in a number of the drill holes.  TerraTec Namibia, an independent geophysics consultant that specializes in downhole probing for uranium exploration, completed the downhole radiometrics.  Final results from the downhole radiometrics for the Phase 1 drill program are pending.

Engo Valley Phase 2 Drill Program

The Phase 2 drill program is current in the planning stage, pending assay results from Phase 1.  The purpose of the Phase 2 program is to continue infill between the historical drill holes, as well as to test a number of targets identified by the radon cup survey completed earlier in 2024.

Downhole radiometrics will also be conducted on each drill hole.  Subject to timely receipt of assay results from Phase 1, it is intended to begin the Phase 2 drill program in the early part of the first quarter of 2025.

Black Lake Uranium Project

Our initial field season at Black Lake is now complete and, pending results from the field, preparation for the upcoming field season in 2025 is now underway.

Uranium and Nuclear Energy

  Primary Use of Uranium: Uranium is used primarily to produce fuel for nuclear power plants for the generation of electricity
  Why Nuclear Energy: Nuclear energy provides clean, zero-carbon, zero-emissions, reliable base-load, scalable low-cost energy with greater generating capacity per land footprint than other fuel sources
  Electrification & Big Data:  Global electricity demand is estimated to grow by approximately 50% by 2040, driven in large part by the growth in big data, including data centers to support artificial intelligence (AI), cloud storage and social media
  Technology Companies & AI:  Google, Microsoft and Amazon are among the technology companies turning to and investing in nuclear energy to power their energy intensive AI ambitions, including Amazon's recent $500 million investment1
  Shortfall of Primary Uranium Supply: Current uranium supply will not meet forecasted uranium demand over the next decade.  New sources of primary uranium supply, including new uranium mines, will need to be developed to meet this demand

Namibia

Namibia is currently the world's third-largest producer of uranium, accounting for 11% of global production in 20222 from three currently operating uranium mines: Rossing, Husab and Langer Heinrich.  Current uranium mine developments in Namibia include:  Deep Yellow Limited (ASX:DYL), progressing the development of its Tumas Uranium Project, with commercial production projected for 2026 and Bannerman Energy Ltd. (ASX:BMN), undertaking early works activities on its Etango Uranium Project as it advances towards a final investment decision.

1 CNBC - October 16, 2024

2 Fraser Institute.  GlobalData's Global Uranium Mining to 2026 Report.

Saskatchewan, Canada

Saskatchewan was the second-largest global producer of uranium in 2022 and accounted for 15% of the world's primary uranium production3, and was ranked as the 3rd overall jurisdiction for mining investment according to the Fraser Institute's 2023 annual survey4.  Saskatchewan also hosts the world's largest, highest grade uranium deposits, and is the source of almost a quarter of the world's uranium supply for electrical generation.5

Snow Lake Lithium Project

We will have completed our most recent drilling campaign at the Snow Lake Lithium Project by the end of December 2024.  The purpose of the drill program was to improve the confidence in the deposit through in-fill drilling and testing of some of the extensions of the project.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, and the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.

The current focus of Snow Lake is advancing the exploration of its two uranium projects to supply the raw materials needed for the clean energy transition and emissions free power, while exploration activities on its two lithium projects will remain limited until such time as the lithium market recovers from its current depressed levels.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

3 World Nuclear Association (WNA) data.

4 Fraser Institute Annual Survey of Mining Companies 2023

5 Government of Saskatchewan

Contact and Information Frank Wheatley, CEO +1 (604) 562-1916	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy